

October 15, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: American Century ETF Trust
        Issuer CIK: 0001710607
        Issuer File Number: 333-221045 / 811-23305
        Form Type: 8-A12B
        Filing Date: October 15, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the American Century Small Cap Growth Insights ETF and American Century Small Cap Value Insights ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications